Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES EXPIRATION OF
REPURCHASE OFFER FOR CONVERTIBLE DEBENTURES

(Calgary, June 22, 2012) /Marketwire/ - Pengrowth Energy Corporation announces the expiration of its offer to repurchase its outstanding convertible debentures. The offer which resulted from the acquisition of NAL Energy Corporation expired at 12:00 PM MDT on June 22, 2012.

Under the terms of the repurchase offer, approximately $17.1 million of the 6.25% Series A debentures due December 31, 2014, $13.2 million of the 6.25% Series B debentures due March 31, 2017 and $20.2 million of the 6.75% debentures due August 31, 2012 were tendered by holders of the debentures.

Following the closing of the repurchase offer, approximately $97.9 million of the 6.25% Series A debentures, $136.8 million of the 6.25% Series B debentures and $59.5 million of the 6.75% debentures remain outstanding. These debentures will remain as obligations of Pengrowth and will mature as originally set out in their respective indentures.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include Swan Hills light oil, Cardium light oil and liquids-rich gas and the Lindbergh Steam Assisted Gravity Drainage ("SAGD”) project. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111